Great Western Bank Benef ts through 12/31/2016 i Filed by Great Western Bancorp, Inc. Commission File No. 001-36688 Filed Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: HF Financial Corp. Commission File No. 033-44383 Date March 11, 2016

B EN E F I T S Enrollment Guide Benefit information for: Great Western Bank Benef ts through 12/31/2016 i February 4, 2016

This is a general description of coverage. It is not a statement of contract. Actual coverage is subject to terms and conditions specified in the coverage manual itself and enrollment regulations in force when the manual becomes effective. Certain exclusions and limitations apply. Wellmark is not providing any legal advice with regard to compliance with the requirements of the Affordable Care Act (“ACA”) and Mental Health Parity and Addiction Equity Act (“MHPAEA”). Regulations and guidance on specific provisions of the ACA and MHPAEA have been and will continue to be provided by the U.S. Department of Health and Human Services (“HHS”) and/or other agencies. The information provided reflects Wellmark’s understanding of the most current information and is subject to change without further notice. Please note that plan benefits, rates, renewal rate adjustments, and rating impact calculations are subject to change and may be revised during a plan’s rating period based on guidance and regulations issued by HHS or other agencies. Wellmark makes no representation as to the impact of plan changes on a plan’s grandfathered status or interpretation or implementation of any other provisions of ACA or MHPAEA. Any questions about Wellmark’s approach to the ACA or MHPAEA may be referred to your Wellmark account representative. Blue Cross®, Blue Shield®, the Cross® and Shield® symbols, Blue365®, BlueCard®, BlueCard PPO®, BlueCard Worldwide®, Blue Distinction®, Blue Select®, and WalkingWorks® are registered marks, and Blue Priority HRASM, Blue Priority HSASM, and Blue Rx PreferredSM are service marks of the Blue Cross and Blue Shield Association, an Association of Independent Blue Cross and Blue Shield Plans. Collaboration on Quality® and Wellmark® are registered marks, and Your Health. Well Protected.SM is a service mark of Wellmark, Inc. 4

# Welcome

## TO WELLMARK BLUE CROSS AND BLUE SHIELD

Wellmark South Dakota



This enrollment guide is designed to help you get the most out of your health plan. Included is an introduction to your benefits, health and wellness programs, tools, and important notices.

Wellmark Blue Cross and Blue Shield and its subsidiaries provide health coverage to more than 2 million members in South Dakota and Iowa. And through the Blue Cross Blue Shield Association, Wellmark is part of a trusted national network that insures more than 100 million people. That's nearly one-third of all Americans.

For 65 years, we have been a leader in the health insurance industry, working to keep quality health care coverage accessible and affordable. Because of our longstanding relationship with hospitals, physicians, and other health care providers in the state, we are able to offer special features and pass on the cost savings to our members. All of our participating providers accept our negotiated payment amount and will not bill members for charges higher than the negotiated price, and they agree to file claims on behalf of our members. You can find a list of network providers at Wellmark.com.

After you complete the member enrollment process, you will receive your ID card and your coverage manual. Your ID card includes your member number, some benefit information, and helpful phone numbers. Carry your ID card with you at all times for instant recognition from providers. Your coverage manual gives a full explanation of your benefits.

Thank you for choosing Wellmark. All of us at Wellmark Blue Cross and Blue Shield of South Dakota look forward to serving you today and for many years to come.

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# Table of Contents

Benefits Overview ........................................................9
Health & Wellness ......................................................27
Important Information.................................................35

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9 1 This section is intended to provide you with an overview of health plan information under your group health plan. This section is not intended to be and does not constitute a complete description of your health plan benefits. You will receive a coverage manual once you enroll that will provide you with your specific benefit plan information. For questions concerning your health plan, contact For language assistance, call Customer Service. Para asistencia en idiomas, llame al Servicio de Atención al Cliente. TTY (for hearing-impaired assistance) call: 888-781-4262 7:30 a.m. – 5:00 p.m. CT. Please note that your physician may not know your health plan benefit specifics. It is your responsibility to verify that services are covered under your health plan, and that the health care provider of service is part of your Wellmark health plan network. Benefits Overview Customer Service: 1-800-774-0384

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Wellmark Blue Cross and Blue Shield knows that when it comes to health care coverage, one size does not fit all. That’s why we offer freedom of choice in the form of one of the largest provider networks in the nation. About Our Networks Blue Select® is our network of participating providers in South Dakota. It is one of the largest provider networks in South Dakota, with 100 percent of the hospitals and approximately 99 percent of South Dakota physicians participating in the network.* When you choose Wellmark Blue Cross and Blue Shield of South Dakota, you have access to a national and international network of health care providers whenever and wherever you need health care services. BlueCard PPO® is the network of participating providers across the country and BlueCard Worldwide® provides access to a network of traditional inpatient, outpatient, and professional health care providers around the world. You have access to any health care provider you choose, but using participating providers within the Blue Select network can reduce your out-of-pocket expenses. No Referrals You choose the provider you want to visit for primary and preventive care. You choose the hospital you prefer for emergency care, surgery, and other medical treatment. If you feel you need to see a specialist, you can also choose the one you want. No referral is needed. Comprehensive Benefits You are covered for a variety of services, including medically necessary inpatient and outpatient hospital stays, office visits, and specialty care. Your coverage even follows you when you travel to another city, state or country. Simple, Affordable Plans With our health care plans, you may only be responsible for a fixed dollar amount or a fixed percentage of the costs when you receive medical care. And, if you receive care from a participating provider, there are no claim forms for you to fill out. *Wellmark Blue Cross and Blue Shield of South Dakota Network Administration Health Care D E S I G N E D W I T H Y O U I N M I N D 11

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# Blue Select®

HEALTH PLAN

Your Blue Select health insurance plan gives you the freedom to receive health care from any provider. No referrals are needed.

## Blue Select Offers:



- **DEPENDABILITY:** Fixed out-of-pocket costs for services like routine preventive care and office-based services make your health care costs more predictable.
- **FREEDOM:** You have the freedom to use any provider you choose and receive benefits. When you go to one of the many providers in our preferred provider organization (PPO) network, you enjoy additional savings.
- **CONVENIENCE:** Blue Select includes medical care coverage in South Dakota, around the country, and around the world in one easy-to-use plan.
- **EXPERIENCE:** Blue Cross and Blue Shield has served generations of people and is a recognized, trusted leader in health care coverage.

## Save Money by Staying in the Networks

Before you receive health care services, consider selecting a provider from our extensive PPO networks.

- Blue Select network – Our network of participating providers in South Dakota.
- BlueCard PPO® network – The network of participating providers across the country.

When you choose a participating PPO provider, you can reduce your out-of-pocket expenses. Blue Select and BlueCard PPO providers agree to accept our settlement amount as payment in full for covered services you receive. This means you won't be billed for any difference between the providers charge and Wellmark's maximum allowable fee for a specific service, procedure or product. Non-PPO providers may bill you for any differences.

## Network Advantages

You have the option to use any doctor or hospital, but choosing a provider from the Blue Select or BlueCard PPO network has several advantages:

- Your coinsurance will be lower.
- Your deductible is typically waived for eligible office visits.
- No need for physician referrals. Your health plan allows you to see specialists at your discretion.
- Providers handle claim filing and precertification tasks for you when you obtain care within the network.

*Blue Select continued on next page.*

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## Making the Most of Your Medical Benefits

It's the primary reason you chose to get health insurance – the medical care benefits. If you want to get the most from these benefits, here are a few simple things you can do.

- **STAY IN THE NETWORK.** Although you can go to any provider, you can reduce your out-of-pocket costs when you use a Blue Select or Blue Card PPO provider.
- **ESTABLISH A MEDICAL HOME.** No matter what type of doctor you see for your health care, it's important for you to have a medical home. A medical home is a relationship you have with a physician and how he or she provides care for you and your family:
  - You establish a long-term relationship with a physician who knows or will get to know you and your health needs.
  - Your physician manages your health care needs and maintains your medical records.
  - Your physician can assist with a wide range of medical conditions and is committed to improving your overall health.
- **USE THE ER FOR EMERGENCIES ONLY.** Real emergencies warrant a trip to the closest Emergency Room. However, you can usually save out-of-pocket expense by scheduling a visit to your provider for colds, minor sprains, and other less serious conditions.
- **SHOW YOUR WELLMARK ID CARD.** Always show your Wellmark ID card when you receive services.
- **STAY HEALTHY.** Do your best to eat right, exercise, and get regular health screenings. Encourage all family members to live a healthy lifestyle too.



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Utilization Management continued on next page. Wellmark Blue Cross and Blue Shield of South Dakota works with you and the physicians, hospitals and other providers in our networks, to address measures of quality and affordability to ensure you’re getting the best value for your health care dollar. We want to make sure you get the right care, at the right time and right place. Precertification Precertification helps determine whether a service or admission to a facility is medically necessary. Precertification is required; however, it does not apply to maternity or emergency services. For a complete list of services requiring precertification, visit Wellmark.com. In-network providers in the states of South Dakota and Iowa obtain precertification for you. However, you or someone acting on your behalf are responsible for notifying us if: ■■ You are admitted to a facility outside of South Dakota or Iowa. ■■ You receive any of the services requiring precertification from an out-of-network provider. When you, instead of your provider, are responsible for precertification, call the precertification phone number on your ID card before receiving services. Wellmark will respond to a precertification request within: ■■ 24 hours in a medically urgent situation ■■ 15 days in a non-medically urgent situation Precertification requests must include supporting clinical information to determine if services or admission is medically necessary. After you receive the service(s), Wellmark may review the related medical records to make sure they document the services outlined in the approved precertification request. The medical records must also support the level of service billed, and document that the services have been provided by the appropriate personnel with the appropriate level of supervision. Utilization Management R I G H T C A R E , R I G H T P L A C E , R I G H T T I M E 15

Notification Notification of most facility admissions and certain services helps us identify and initiate discharge planning or care coordination. For a complete list of services that require notification, please visit Wellmark.com. PPO providers in the state of South Dakota perform notification for you. However, you or someone acting on your behalf are responsible for notification if: ■■ You are admitted to a participating or nonparticipating facility outside South Dakota. ■■ You receive any of the services listed above from a nonparticipating provider. When you, instead of your PPO provider, are responsible for notification, call the precertification phone number on your ID card before receiving services. Continued stay review Continued stay review helps determine whether ongoing care is medically necessary. This care coordination program occurs without any notification required from you. For a complete list of services that require notification, please visit Wellmark.com. Wellmark may review your case to determine whether your current level of care is medically necessary, and we may require a change in the level or place of service in order to continue providing benefits. If we determine that your current level of care is no longer medically necessary, we will notify you, your attending physician, and the facility or agency at least 24 hours before your benefits for the services end. Prior approval Prior approval helps determine whether a proposed treatment plan or service is medically necessary and a benefit under your medical plan before you receive services. Prior approval notification is required. In-network South Dakota and Iowa providers request prior approval for you. If you receive care from an out-of-network provider, even if they are located in South Dakota and Iowa, or any provider outside of South Dakota and Iowa, then you are responsible for the prior approval. If you do not request prior approval for a service, benefits for that service will be denied because prior approval was not requested. You may appeal the decision if this occurs. For a complete list of services subject to prior approval, visit Wellmark.com, or call the Customer Service number listed in the benefits section of this guide for assistance. Utilization Management services may be performed by a vendor. 16

BlueCard continued on next page. Health care needs don’t surface only when you are near home. As a Wellmark Blue Cross and Blue Shield member, you have coverage through the BlueCard program wherever you travel. Coverage within the United States BlueCard is a national program that enables members of one Blue Cross and Blue Shield Plan to obtain health care services while traveling or living in another Blue Cross and Blue Shield Plan’s service area. With the BlueCard program, you only pay the provider the usual out-of-pocket expenses (non-covered services, deductible, copayment or coinsurance) when you use participating BlueCard providers. How to Use the BlueCard Program 1 Always carry your current Wellmark Blue Cross and Blue Shield member ID card. 2 In an emergency, go directly to the hospital. 3 To find doctors and hospitals outside of your Blue Plan area, call BlueCard Provider Finder at 1-800-810-BLUE (2583) or visit www.wellmark.com to access the Blue National Doctor and Hospital Finder. 4 Call Wellmark for pre-certification or prior authorization, if necessary. The phone number is located on your member ID card. Note: This phone number is different from the BlueCard Provider Finder number mentioned above. 5 When you arrive at the participating doctor’s office or hospital, show the provider your Wellmark ID card. After receiving care from a participating provider, you will not have to complete any claim forms or pay upfront for medical expenses, except for the usual out-of-pocket expenses (non-covered services, deductible, copayment or coinsurance). You will receive an Explanation of Benefits from Wellmark Blue Cross and Blue Shield once your claim has been processed. BlueCard® C O V E R A G E T O F O L L O W Y O U 17

BlueCard Worldwide® When you are outside the U.S. and you need a doctor, hospital or other health care professional, your claim will be handled just like it is at home when you show your Wellmark ID card at participating BlueCard Worldwide providers. For Health Care Outside of the United States: ■■ Verify your international benefits, including pharmacy benefits with Wellmark before leaving the United States. Benefits may be different outside the country. ■■ Always carry your current Wellmark member ID card. ■■ In an emergency, go directly to the nearest doctor or hospital, then call the BlueCard Provider Finder number on your ID card if admitted. ■■ For non-emergency inpatient medical care, you must call the BlueCard Provider Finder number located on your ID card to facilitate hospitalization at a BlueCard Worldwide hospital or to make an appointment with a doctor. ■■ Call Wellmark for pre-certification or prior authorization, if necessary. This Wellmark phone number is located on your member ID card. ■■ You will need to pay upfront for care received from a non-participating doctor and/or hospital. Then, complete an international claim form and send it with the bill(s) to the BlueCard Worldwide Service Center (the address is on the form). The claim form is available online at www.bcbs.com/bluecardworldwide. Participating Worldwide Providers To locate participating BlueCard Worldwide doctors and hospitals, visit www.bcbs.com/bluecardworldwide and select BlueCard Doctor and Hospital Finder. You will be directed to the BlueCard Worldwide Web site. You can also call BlueCard Provider Finder at 1-800-810-BLUE (2583) for assistance. View and print BlueCard Worldwide information at www.bcbs.com/bluecardworldwide. 18

# Blue Rx Value Plus℠ Drug Plan

GETTING THE MOST FROM YOUR PHARMACY BENEFITS

When the need arises for prescription drugs, your Blue Rx Value Plus prescription drug plan helps cover your medication costs. You have different coverage levels, depending on what "tier" a drug is assigned to on the Wellmark Drug List.



**72 percent of drugs are on Tier 1 of the Wellmark Drug List**

## Three levels of benefits

Your Blue Rx Value Plus plan covers prescription drugs on Tier 1, Tier 2 and Tier 3 of the Wellmark Drug List. Each tier has a different copay or coinsurance.

Limited-value drugs (Tier 4) are not covered, so you pay the full cost out-of-pocket for these medications.

| | |
|---|---|
| **TIER 1** — Most affordable drugs, including most generics and select branded drugs | Low copay |
| **TIER 2** — Preferred Drugs<br>Drugs are designated *preferred*, because they have been proven to be effective and favorably priced compared to other drugs that treat the same condition | Middle-value copay or coinsurance |
| **TIER 3** — Non-Preferred<br>*Non-preferred* drugs have not been found to be any more cost effective than available generics or preferred brands | Highest copay or coinsurance |
| **TIER 4** — Limited-Value Drugs<br>*Limited-value* drugs are combination products, lifestyle drugs, or drugs with more cost-effective options available on lower tiers | Not covered. If you purchase a drug that is not covered, you are responsible for paying the entire amount charged. |

Log in to myWellmark on Wellmark.com to find your medication's tier, based on your plan benefits.

## Using Your Prescription Drug Benefits

**ASK FOR GENERICS.** Always ask your doctor or pharmacist if a generic drug can treat your condition. Generics contain the same active ingredients as brand-name drugs but typically cost much less. Even if a brand-name drug does not have a generic equivalent, a similar drug may be available as a generic. The Wellmark Drug List on Wellmark.com can help you identify generics for the medications you are taking or are prescribed.

When a doctor writes you a prescription, your pharmacist is allowed to substitute a generic version in its place. However, when your doctor indicates "dispense as written" or "DAW," the pharmacist cannot substitute a generic and must provide you with the exact drug in the prescription.

*Blue Rx Value Plus continued on next page.*

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Any time you receive a brand-name medication when a generic equivalent is available, you may be required to pay your cost share, plus the difference in cost between the generic drug and the branded drug. Remember to talk with your doctor about your options when he or she writes your prescriptions. Staying informed saves you money!

**CHOOSE A NETWORK PHARMACY.** You can get a prescription filled at just about any pharmacy. Simply present your Wellmark ID card at any participating retail pharmacy. To search for a network pharmacy in your area, go to Wellmark.com and select Pharmacies in the Find A Doctor or Hospital tool. You also have the convenience of ordering your prescriptions by mail.

**SHOW YOUR WELLMARK ID CARD.** When you show your Wellmark ID card, you give pharmacists all the information they need to find your discounts and file the claim on your behalf. The pharmacist will ask you for the copayment or coinsurance for your prescription, and he or she will submit a pharmacy claim to Wellmark for you.

## Things to know about your prescription drug benefits

Some medications may have additional requirements or limits on coverage. The Wellmark Drug List indicates pharmacy programs that may apply to the prescription drug.

**PRIOR AUTHORIZATION (PA)** indicates a drug requires prior authorization before it is covered under your benefits. Prior authorization helps ensure a drug is medically necessary and part of a specific treatment plan.

If you are currently taking or are prescribed a medication that requires prior authorization, your doctor will need to submit a prior authorization request to be considered for coverage. If Wellmark authorizes the drug, you can fill your prescription at any participating pharmacy. Without prior authorization, the medication will not be covered, and you will pay the cost of the drug.

Information and steps on how to obtain prior authorization approval can be found on Wellmark.com. Simply go to the Drug Information page under the Health and Wellness tab. From that page, choose Prior Authorization under Related Information.

**QUANTITY LIMITS (QL)** indicates there is a maximum quantity per month for a medication or supply. Quantity limitations are based on the Food and Drug Administration guidelines and the manufacturer's dosing recommendations.

For a list of drugs with quantity limits, view the Wellmark Drug List on Wellmark.com.

**PREVENTIVE DRUGS (PV)** help treat, prevent and manage several health concerns. Preventive drugs will be covered as if you already met your deductible, so you are only responsible for paying the appropriate cost share.

**SPECIALTY DRUGS (SP)** are high-cost drugs used to treat complex or rare conditions, which generally require close supervision and monitoring of patient therapy. Wellmark has arrangements with preferred Specialty Pharmacies to help you get any specialty medications you may need to manage a unique health condition.

**FORMULARY EXCEPTION PROCESS (FEP)** — You may ask for an exception for drugs that are not on the Blue Rx Value Plus formulary. More information about the exception process and exception request forms can be found on Wellmark.com, or call Wellmark Customer Service at the number on the back of your ID card.

See your plan documents for details on how these pharmacy programs apply to your plan.

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It is important to know what prescription drugs are covered under your plan and your out-of-pocket costs for those medications. Wellmark compiles this information into one quick- reference tool called the Wellmark Drug List. This list of generic and brand-name drugs helps guide you and your doctor and pharmacist in selecting the most appropriate medications for the best price. Drugs on the Wellmark Drug List are assigned into one of four categories, or “tiers” based on drug usage, cost and effectiveness. You may have different coverage levels and cost share amounts, depending on what tier a drug is assigned to on the Wellmark Drug List. Please check your prescription drug plan for details about your coverage. How is the Wellmark Drug List developed? A team of community doctors and pharmacists reviews new and existing drugs, and selects medications for the Wellmark Drug List based on safety and how well the drugs work. They also evaluate drugs on how their effectiveness compares to similar drugs used to treat the same condition, which helps determine their tier. Updates to the Wellmark Drug List happen regularly, as new drugs become available or drugs move from one tier to another. If you take a drug on a daily or regular basis, you may be notified when a change takes place. Also, you’ll want to double check the Wellmark Drug List if you get a new prescription or switch medications. Online Prescription Drug Tools Log in to myWellmark, and use the Wellmark Drug List on the “Prescription Drug Tools” widget to look up drugs covered by your plan and find out how much a drug will cost under your plan benefits. You can also use myWellmark to track your pharmacy claims, and monitor your prescriptions and expenses. Register to use the prescription drug tools in myWellmark on Wellmark.com. Choose generic drugs and save Whether a drug is brand or generic can make a difference in your costs. With most plans, if you choose a brand- name medication when a generic equivalent is available, you will have to pay your cost share, plus the difference in cost between the generic drug and the branded drug. Be sure to check your medications and confirm if a generic is available. Wellmark Drug List L O O K U P D R U G I N F O R M A T I O N 21

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Specialty drugs are prescription medications that require special handling, administration or monitoring. Specialty drugs are designed for complex conditions like multiple sclerosis, rheumatoid arthritis, hepatitis C and others that are difficult to treat with traditional medications. These drugs are often self-administered; either taken orally or by injection. You can learn what drugs are classified as specialty drugs by going to Wellmark.com. Under the Health and Wellness tab, select Drug Information and then the Wellmark Drug List. Here you can view and search the Specialty Drug List. You can also search by specific drug name. It’s important to note that some specialty drugs can only be administered by a health care provider. Your health benefits apply to these drugs, so they are not included in the Wellmark Drug List or the specialty drug program. Specialty pharmacies Specialty pharmacies are experts in supplying drugs and services to patients with complex health conditions. You can work with a specialty pharmacy to have your medications delivered directly to your home, office or to your local Hy-Vee or CVS pharmacy for pickup. They provide educational materials about your condition and the medications that have been prescribed to you, including 24-hour access to pharmacists who can answer your questions. When you use a specialty pharmacy, you’ll pay only your plan’s cost share amount for specialty drugs. There are no additional costs for shipping and handling. Your prescription drug plan may require you to purchase your medications at a specialty pharmacy in order to receive coverage. If a participating specialty pharmacy is not used, you may be responsible for the full cost of the prescription. Check your plan documents for benefit details. How to get started Call one of these specialty pharmacies listed below. Have your doctor’s contact information and your Wellmark ID card available when you call. A representative will confirm your prescription and dosage with your doctor, and make arrangements to get your order delivered. Your provider can also work with these vendors on your behalf to start your specialty drug therapy. Instructions and enrollment forms can be found on Wellmark.com. Hy-Vee Pharmacy Solutions 1-877-794-9833 Hours: Monday — Friday, 8 a.m. – 5 p.m. CT CVS Caremark Specialty Pharmacy 1-800-237-2767 Hours: Monday — Friday, 6:30 a.m. – 8 p.m. CT Specialty Drug Program 23

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# Mail Order Pharmacy Service

**Save a trip to the pharmacy. Use mail order for the medications you take every day.**



If you take a medication regularly, you can choose to have your drugs sent to your home instead of filling prescriptions at a local pharmacy.

## How to Get Started.

### 1 Get Your Prescription

Ask your doctor to write two prescriptions:

- One for an initial short-term supply (e.g., 30-day supply) you can fill immediately at a participating retail pharmacy.
- A second prescription for the maximum days' supply allowed by your plan, plus refills.

### 2 Register with the mail order pharmacy to start receiving your prescriptions by mail.

- **ONLINE:** Go to Wellmark.com and select the Drug Information page on the Health and Wellness tab to register for mail order service and set up your prescription. Online, you'll also find the forms you need to enroll in mail order by phone or fax, if you prefer.
- **MAIL:** Complete a Registration and Prescription Order form, and submit it with your first prescription order.
- **FAX:** Fill out your information on a Prescriber Fax form. Ask your doctor to complete the form with your prescription information and fax it to 800-893-2299.
- **PHONE:** Call the mail order pharmacy at 866-611-5961. Hours are Monday – Friday, 7 a.m. – 9 p.m. CT, Saturday 7 a.m. – 4 p.m. CT.

### 3 Once you register for mail order, you may refill prescriptions by mail, phone or online.

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27 Most health plans do an adequate job providing health care coverage when you are ill or injured. But what about a health plan that cares about helping you learn how to maintain or improve your health? You may not realize it, but it’s the little things we do each day – lifestyle choices we make – that add up over time. Committing to small changes about nutrition, exercise, and tobacco use can provide opportunities for making positive, long-term changes to our health. Sometimes it’s hard to get started, or maybe you aren’t sure how to add wellness goals to your busy life. No matter where you are in life, Wellmark Blue Cross and Blue Shield is committed to providing tools and resources that help you improve your health and live a better life with confidential health and wellness support. Take action. Begin your personal journey toward a healthier life. Health & Wellness

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# BeWell 24/7℠

## REAL PEOPLE. REAL HELP.

**Life can get pretty stressful. Like when you're coordinating care for an elderly parent who lives out of town, or you think your child might have a concussion and don't know what to do. Luckily there's BeWell 24/7, a service that's available exclusively to Wellmark members.**



When you call BeWell 24/7, at **844-84-BEWELL,** you'll be connected with a real person who can help you with a variety of health-related concerns. For example:

- **LOCATE HEALTH CARE PROVIDERS AND FACILITIES** — whether you're at home or traveling.
- **ESTIMATE YOUR COSTS** for common medical procedures and services.
- **COORDINATE HEALTH CARE APPOINTMENTS,** in-home health help and record retrieval.
- **DISCUSS TREATMENT OPTIONS** and answer your health and wellness questions.
- **MAKE ARRANGEMENTS FOR COMMUNITY-BASED SERVICES** you or a family member needs like in-home safety modifications, meals, medical equipment, transportation and more.

Whether you're a new parent with a list of questions, or you think you're having side effects from a new drug, there's someone ready to help at **844-84-BEWELL (239355).**

*Telephone nurse support services are provided by CareNet.*

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# Care Support

## FOR MEMBERS WHO NEED EXTRA CARE

**A catastrophic illness or injury can be overwhelming. Wellmark Blue Cross and Blue Shield's health support team provides you and your caregivers with extra support when you need it most.**



When faced with a serious diagnosis or condition, you and your family have many tough choices and decisions to make. The Advanced Care program can help you navigate the complex health care system and provide support during your time of need.

Serious conditions for care support and navigation include:

- Traumatic accidents
- Life-threatening illnesses
- Rehabilitation
- Recurring cancers
- Special home care needs

Our health support team is comprised of clinically experienced registered nurses or licensed social work professionals. They work hand-in-hand with your care team to evaluate treatment options, develop care plans, meet special needs and maximize your health plan benefits.

Members are identified for program participation through:

- Hospital admission and discharge notifications
- Review of health and pharmacy claims information
- Upon referral from other health program services
- Self-referral by calling **800-552-3993**

**LEARN MORE:** This program is free, voluntary, and confidential. To find out more information, call **800-552-3993**.

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# Online Tools & Resources

AT WELLMARK.COM

**Wellmark knows that your time is valuable, and understanding how your health plan works can be time consuming. That's why we offer online tools and services to help you make important choices for you and your family.**

## Your life's busy. Let us help you with the health part.

myWellmark is your personalized site to manage your health and make the most of your coverage.



Use myWellmark to:

- Better understand your health benefits.
- Find a trusted health provider.
- Track and organize your medical claims and expenses.
- Keep all your family's medical records and information in one place.
- Sign up to receive your health statements online.
- Get health news, resources and tips.

It's your health, so myWellmark lets you build a health site that fits your life.

You choose the tools and information you want to use. Subscribe to receive the latest updates on your favorite health topics.

It's easy and fun and, of course, all about you.

Make myWellmark fit your life. Register at Wellmark.com.

**LEARN MORE:** Visit Wellmark.com/mywellmark to learn more about the benefits of registering.

*Online Tools & Resources continued on next page.*

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# Wellmark offers a variety of online tools to help you make smart health care decisions.

## Selecting a provider

**FIND A DOCTOR OR HOSPITAL:** Whether you're looking for a physician close to where you work or a specialist or hospital near where you live, you're sure to find the right provider to meet your specific needs. The *Find a Doctor or Hospital* tool is updated every week, so you are assured of always having the most up-to-date information available.

## Planning your costs

**ESTIMATE YOUR COSTS:** Find costs for doctors' visits, lab tests, procedures and surgeries before you even make your appointment. Wellmark's online tool will help you compare costs of different doctors and hospitals, helping you manage your health care expenses. Register or log in to myWellmark.com and select the *Claims* tab to find the *Quality and Cost* tool so you can budget and manage your health care expenses.

## Evaluating care

**RATE AND REVIEW DOCTORS:** Choosing a health care provider is an important decision. Wellmark makes it easy for you to find information about providers. Our Find a Doctor tool allows you to view ratings and reviews from other Wellmark members and post reviews of providers based on your experiences.

**TOP CENTERS FOR SPECIALTY CARE:** Find out which medical facilities have earned the Blue Distinction® designation by meeting stringent quality standards.

## Accessing savings

**BLUE365® MEMBER DISCOUNTS AND SERVICES:** Blue365 takes you beyond your health care coverage by offering easy access to trusted health and wellness resources 365 days a year. As a member, you can take advantage of discounts and savings on health care resources, healthy living programs, recreation and travel. You will also have access to helpful information for dependents or parents in need of caregivers, and resources for your financial well-being. Visit the *Member* tab on Wellmark.com, select *Using Your Benefits* and then click on *Member Discounts*.

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HOW TO

# Find a Doctor or Hospital

**Your provider network is an important part of your health plan coverage. When you use the doctors, hospitals, and pharmacies that belong to your specific network, you save money.**

Your plan lets you use any doctor or hospital for your care. But you receive the highest level of benefits when you choose doctors and hospitals that are in your network. Whenever you choose a doctor, hospital, or other provider that is not in your network, you pay more on your own.

**REMEMBER:** To keep your costs low, make sure your doctor or hospital belongs to your particular network.

When it comes to your health and the cost of your health care, you have a choice. And your choices make a difference.

## Visit our website

Visit Wellmark.com and select *Find a Doctor or Hospital* under *Quick Links* to locate a doctor or to see if your doctor is in-network. If you are looking for providers outside of Iowa or South Dakota, select *National Providers*. The online directories are updated every week, so you are assured of always having the most up-to-date information available.

### Not sure which provider to choose?

You can see patient reviews of providers, including doctors (M.D., D.O.), nurse practitioners and physician assistants, through the *Find a Doctor or Hospital* tool. As a Wellmark member, you can also rate providers based on your experiences using a star-rating system similar to other consumer product rating tools you've seen online. All reviews are confidential and providers will not know if or how individual members rated them.

## Go mobile


Find a Doctor

The Wellmark mobile app helps you get information you need to help manage your health plan. The app provides a fast and convenient way to:

- View doctors and hospitals within the Wellmark health plan network
- Read reviews and rate network providers through the Find a Doctor or Hospital tool
- Connect to myWellmark for: claims status, coverage details, Flex spending amounts
- View and email your ID card
- Call a nurse 24/7 or your doctor's office with a touch of the screen

Download the free app today at Wellmark.com/GoMobile.

## Call Customer Service

Call the Customer Service number listed on the benefits section of this guide for help locating a provider or to request a directory.

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35 We want you to have the personalized, quality health care you deserve. As a plan member, you have certain rights and responsibilities. It is important that you understand how your health plan works, and that you become involved and informed about the care you receive. We are also committed to protecting the privacy of your personal health information. Maintaining your trust and confidence is important to us and we value your business. Thank you for being our member. Important Information

36

All Wellmark members are encouraged to know their rights and responsibilities. Informed members have greater control over their health care decisions and well-being. Your Rights ■■ You have the right to receive accurate information about your health plan, its services, its network of providers, and your rights and responsibilities. ■■ You have the right to receive accurate information on utilization management notification requirements and case management services. ■■ You have the right to be treated with respect, in a manner that preserves your dignity and recognizes your right to privacy. ■■ You have the right to participate fully, with your providers, in decision-making that affects your health care. ■■ You have the right to expect a candid discussion of all appropriate or medically necessary treatment options pertaining to your condition, regardless of cost or benefit coverage. ■■ You have the right to voice complaints or appeals about your health plan or the care delivered by any of its providers. ■■ You have the right to make recommendations regarding our members’ rights and responsibilities policy. Your Responsibilities Likewise, you share responsibility for maintaining your own good health. ■■ You have the responsibility to provide, to the extent possible, information that the health plan must have to process claims and information your providers need to provide care for you. ■■ You have the responsibility to participate in understanding your health problems and participate in developing mutually agreed upon treatment goals to the degree possible. ■■ You have the responsibility to follow the plans and instructions for care that you have agreed to with your providers. ■■ You have the responsibility to present your ID card prior to receiving services. Member Rights and Responsibilities Member Rights and Responsibilities continued on next page. 37

Wellmark’s Internal Protection of Personal Health Information The steps Wellmark has taken to safeguard members’ medical information include but are not limited to: ■■ Disseminated a Notice of Privacy Practices to insured members and posted it on the Wellmark website at Wellmark.com. ■■ Disseminated a Notice of Privacy Practices and other information practitioners and facilities need to know about Wellmark’s privacy practices in the provider newsletter, Blue Ink, and on the Wellmark website. ■■ Established a Privacy Office as a primary point of contact concerning questions or issues regarding privacy matters, including toll-free phone access and email address, and published the contact information in the Notice of Privacy Practices on the Wellmark website. ■■ Established internal policies and procedures for compliance with the Privacy Rule and disseminated the information to employees through corporate-wide privacy training, and department-specific training for Customer Service and other areas. ■■ As a condition of employment, all members of Wellmark’s workforce are required to sign a Confidentiality and Nondisclosure Agreement. ■■ In daily interaction with members and providers, Wellmark provider and Customer Service representatives inform providers and members of our procedures to verify identity and authority of callers to discuss protected health- information. ■■ Limited physical and information system access to medical information to people who need it to do their jobs. ■■ Strict security regarding access to facility, personal computers, and medical information. 38

Privacy Practices continued on next page. The privacy of your medical information is important to Wellmark. This notice describes how medical information about you may be used and disclosed and how you can get access to this information. Our Legal Duty We are required by applicable federal and state law to maintain the privacy of your medical information. We are also required to give you this notice about our privacy practices, our legal duties, and your rights concerning your medical information. We must follow the privacy practices that are described in this notice while it is in effect. This notice takes effect March 26, 2013, and will remain in effect until we replace it. We reserve the right to change our privacy practices and the terms of this notice at any time, provided such changes are permitted by applicable law. We reserve the right to make the changes in our privacy practices and the new terms of our notice effective for all medical information that we maintain, including medical information we created or received before we made the changes. Before we make a significant change in our privacy practices, we will change this notice and send the new notice to our health plan contract holders at the time of the change. You may request a copy of our notice at any time. For more information about our privacy practices, or for additional copies of this notice, please contact us using the information listed at the end of this notice. Organizations Covered by this Notice This notice applies to the privacy practices of the group health plans, health insurers and HMO listed below. These organizations are each participants in an organized health care arrangement. As such, we may share your medical information and the medical information of others we service with each other as needed for the payment activities or health care operations relating to our organized health care arrangement. Wellmark, Inc., doing business as Wellmark Blue Cross and Blue Shield of Iowa Wellmark of South Dakota, Inc., doing business as Wellmark Blue Cross and Blue Shield of South Dakota Wellmark Health Plan of Iowa, Inc. Wellmark, Inc. Employee Health Care Plan Wellmark, Inc. Retiree Health and Life Plan Wellmark, Inc. Employee Assistance Program Privacy Practices NO T I C E 39

# Uses and Disclosures of Medical Information

We use and disclose medical information about you for treatment, payment, and health care operations. For example:

**TREATMENT:** We may use or disclose your medical information to a physician or other health care provider in order to provide treatment to you.

**PAYMENT:** We may use and disclose your medical information to pay claims from physicians, hospitals and other providers for services delivered to you that are covered by your health plan, to determine your eligibility for benefits, to coordinate benefits, to examine medical necessity, to obtain premiums, to issue explanations of benefits to the person enrolled in the health plan in which you participate, and the like. We may disclose your medical information to a health care provider or entity subject to the federal Privacy Rules so they can obtain payment or engage in these payment activities.

**HEALTH CARE OPERATIONS:** We may use and disclose your medical information in connection with our health care operations. Health care operations include:

- Rating our risk and determining our premiums for your health plan.
- Quality assessment and improvement activities.
- Reviewing the competence or qualifications of health care professionals, evaluating practitioner and provider performance, conducting training programs, accreditation, certification, licensing or credentialing activities.
- Medical review, legal services, and auditing, including fraud and abuse detection and compliance.
- Business planning and development.
- Business management and general administrative activities, including management activities relating to privacy, customer service, resolution of internal grievances, and creating de-identified medical information or a limited data set.

We may disclose your medical information to another entity that has a relationship with you and is subject to the federal Privacy Rules, for their health care operations relating to quality assessment and improvement activities, reviewing the competence or qualifications of health care professionals, or detecting or preventing health care fraud and abuse.

**ON YOUR AUTHORIZATION:** You may give us written authorization to use your medical information or to disclose it to anyone for any purpose. If you give us an authorization, you may revoke it in writing at any time. Your revocation will not affect any use or disclosures permitted by your authorization while it was in effect. To the extent that we maintain or receive psychotherapy notes about you, most disclosures of these notes require your authorization. In addition, most uses and disclosures of medical information for marketing purposes, and disclosures that constitute a sale of protected health information, require your authorization. Unless you give us a written authorization, we will not use or disclose your medical information for any purpose except as described above.

**TO YOUR FAMILY AND FRIENDS:** We may disclose your medical information to a family member, friend or other person to the extent necessary to help with your health care or with payment for your health care. We may use or disclose your name, location, and general condition or death to notify, or assist in the notification of (including identifying or locating), a person involved in your care.

Before we disclose your medical information to a person involved in your health care or payment for your health care, we will provide you with an opportunity to object to such uses or disclosures. If you are not present, or in the event of your incapacity or an emergency, we will disclose your medical information based on our professional judgment of whether the disclosure would be in your best interest.

*Privacy Practices continued on next page.*

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**YOUR EMPLOYER OR ORGANIZATION SPONSORING YOUR GROUP HEALTH PLAN:** If you are a member of a group health plan, we may disclose your medical information and the medical information of others enrolled in your group health plan to the employer or other organization that sponsors your group health plan to permit the plan sponsor to perform plan administration functions. Please see your group health plan document for a full explanation of the limited uses and disclosures that the plan sponsor may make of your medical information in providing plan administration.

We may also disclose summary information about the members in your group health plan to the plan sponsor to use to obtain premium bids for the health insurance coverage offered through your group health plan or to decide whether to modify, amend or terminate your group health plan. The summary information we may disclose summarizes claims history, claims expenses, or types of claims experienced by the members in your group health plan. The summary information will be stripped of demographic information about the members in the group health plan, but the plan sponsor may still be able to identify you or other members in your group health plan from the summary information.

**UNDERWRITING:** We may receive your medical information for underwriting, premium rating or other activities relating to the creation, renewal or replacement of a contract of health insurance or health benefits. Wellmark is prohibited from using or disclosing your genetic information for underwriting purposes. We will not use or disclose your genetic information, including family history, for underwriting purposes. We will not use or further disclose this medical information for any other purpose, except as required by law, unless the contract of health insurance or health benefits is placed with us. In that case, our use and disclosure of your medical information will only be as described in this notice.

**DISASTER RELIEF:** We may use or disclose your medical information to a public or private entity authorized by law or by its charter to assist in disaster relief efforts.

**PUBLIC BENEFIT:** We may use or disclose your medical information as authorized by law for the following purposes deemed to be in the public interest or benefit:

- As required by law.
- For public health activities, including disease and vital statistic reporting, child abuse reporting, FDA oversight, and to employers regarding work-related illness or injury.
- To report adult abuse, neglect, or domestic violence.
- To health oversight agencies.
- In response to court and administrative orders and other lawful processes.
- To law enforcement officials pursuant to subpoenas and other lawful processes, concerning crime victims, suspicious deaths, crimes on our premises, reporting crimes in emergencies, and for purposes of identifying or locating a suspect or other person.
- To coroners, medical examiners, and funeral directors.
- To organ procurement organizations.
- To avert a serious threat to health or safety.
- In connection with certain research activities.
- To the military and to federal officials for lawful intelligence, counterintelligence, and national security activities.
- To correctional institutions regarding inmates.
- As authorized by state worker's compensation laws.

**HEALTH-RELATED PRODUCTS AND SERVICES:** We may use your medical information to contact you with information about health-related benefits and services or about treatment alternatives that may be of interest to you. We may disclose your medical information to a business associate to assist us in these activities.

We may use or disclose your medical information to encourage you to purchase or use a product or service by face-to-face communication or to provide you with promotional gifts.

---

*Privacy Practices continued on next page.*

41

Privacy Practices continued on next page. Individual Rights A C C E S S : You have the right to look at or get copies of your medical information, with limited exceptions. You may request that we provide copies in a format other than photocopies. This may include an electronic copy in certain circumstances. We will use the format you request unless we cannot practicably do so. You must make a request in writing to obtain access to your medical information. You may obtain a form to request access by using the contact information listed at the end of this notice. You may also request access by sending us a letter to the address at the end of this notice. If you request copies, we will charge you a cost-based fee for staff time to locate and copy your medical information, and postage if you want the copies mailed to you. If you request an alternative format, we will charge a cost-based fee for providing your medical information in that format. If you prefer, we will prepare a summary or an explanation of your medical information for a fee. Contact us using the information listed at the end of this notice for a full explanation of our fee structure. D I S C L O S U R E A C C O U N T I N G : You have the right to receive a list of instances in which we or our business associates disclosed your medical information for purposes other than treatment, payment, health care operations, as authorized by you, and for certain other activities, for up to six (6) years after the record is created. We will provide you with the date on which we made the disclosure, the name of the person or entity to whom we disclosed your medical information, a description of the medical information we disclosed, the reason for the disclosure, and certain other information. If you request this accounting more than once in a 12-month period, we may charge you a reasonable, cost-based fee for responding to these additional requests. Contact us using the information listed at the end of this notice for a full explanation of our fee structure. R E S T R I C T I O N : You have the right to request that we place additional restrictions on our use or disclosure of your medical information. We are not required to agree to these additional restrictions, but if we do, we will abide by our agreement (except in an emergency). Any agreement to additional restrictions must be in writing signed by a person authorized to make such an agreement on our behalf. We will not be bound unless our agreement is so memorialized in writing. C O N F I D E N T I A L C O M M U N I C A T I O N : You have the right to request that we communicate with you about your medical information by alternative means or to alternative locations. You must make your request in writing, and you must state that the information could endanger you if it is not communicated in confidence as you request. We must accommodate your request if it is reasonable, specifies the alternative means or location, and continues to permit us to collect premiums and pay claims under your health plan, including issuance of explanations of benefits to the contract holder of the health plan in which you participate. An explanation of benefits issued to the contract holder for health care that you received for which you did not request confidential communications or about the contract holder or others covered by the health plan in which you participate may contain sufficient information to reveal that you obtained health care for which we paid, even though you requested that we communicate with you about that health care in confidence. A M E N D M E N T : You have the right to request that we amend your medical information. Your request must be in writing, and it must explain why the information should be amended. We may deny your request if we did not create the information you want amended and the originator remains available or for certain other reasons. If we deny your request, we will provide you a written explanation. You may respond with a statement of disagreement to be appended to the information you wanted amended. If we accept your request to amend the information, we will make reasonable efforts to inform others, including people you name, of the amendment and to include the changes in any future disclosures of that information. E L E C T R O N I C N O T I C E : If you receive this notice on our website or by electronic mail (email), you are entitled to receive this notice in written form. Please contact us using the information listed at the end of this notice to obtain this notice in written form. 42

**BREACH NOTIFICATION:** In the event of a breach of your unsecured health information, we will provide you notification of such a breach, as required by law.

---

## Questions and Complaints

If you want more information about our privacy practices or have questions or concerns, please contact us using the information listed at the end of this notice.

If you are concerned that we may have violated your privacy rights, or you disagree with a decision we made about access to your medical information or in response to a request you made to amend or restrict the use or disclosure of your medical information or to have us communicate with you by alternative means or at alternative locations, you may complain to us using the contact information listed at the end of this notice. You also may submit a written complaint to the U.S. Department of Health and Human Services. We will provide you with the address to file your complaint with the U.S. Department of Health and Human Services upon request.

We support your right to the privacy of your medical information. We will not retaliate in any way if you choose to file a complaint with us or with the U.S. Department of Health and Human Services.



## Contact Office:

**Mailing Address:**
Wellmark, Inc.
Privacy Office, Station 5W590
PO Box 9232
Des Moines, IA 50306-9232

**Telephone:**
877-610-6395 Outside Des Moines Area
515-376-5850 Des Moines Local Area
**E-mail:** privacyoffice@wellmark.com
**Website:** Wellmark.com

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Notice of Women’s Health and Cancer Rights Act For members receiving mastectomy-related benefits, coverage will be provided in a manner determined in consultation with the attending physician and the patient, for: ■■ All stages of reconstruction of the breast on which the mastectomy was performed; ■■ Surgery and reconstruction of the other breast to produce a symmetrical appearance; ■■ Prostheses; and ■■ Treatment of physical complications of the mastectomy, including lymphedema. These benefits will be provided subject to the same deductibles and coinsurance applicable to other medical and surgical benefits provided under this plan. Special Enrollment Notice If you are declining enrollment for yourself or your dependents (including your spouse) because of other health insurance or group health plan coverage, you may be able to enroll yourself or your dependents in this plan if you or your dependents lose eligibility for that other coverage (or if the employer stops contributing toward your or your dependents’ other coverage). You will need to request enrollment by the following dates: ■■ You must request enrollment within 31 days after your or your dependents’ other coverage ends (or after the employer stops contributing toward the other coverage). ■■ If you have a new dependent as a result of marriage, birth, adoption, or placement for adoption, you may be able to enroll yourself and your dependents, but to do so, you must request enrollment within 31 days after the date of marriage, birth, adoption, or placement for adoption. ■■ Under Children’s Health Insurance Program Reauthorization Act of 2009 (CHIPRA), you or your dependents have 60 days from (1) the date of loss of eligibility for coverage under Medicaid or the Children’s Health Insurance Program (CHIP) or (2) the date you or your dependents are determined eligible for Medicaid or CHIP premium assistance. To request special enrollment or to obtain more information, contact Wellmark Blue Cross and Blue Shield of South Dakota, 1601 W. Madison Street, Sioux Falls, SD 57104 or call the Customer Service number listed in the benefits section of this guide. Additional Information A B O U T Y O U R H E A L T H I N S U R A N C E P L A N 45

46

1601 W. Madison Street, Sioux Falls, SD 57104 Wellmark.com

**BlueSelect®**

Wellmark®

# GREAT WESTERN BANK EMPLOYEE HEALTH PLAN

## Blue Select Non-Grandfathered PPO Plan

Your Blue Select health plan allows you to receive care from any health care provider you choose. Your cost is lower, however, when you choose a health care provider who participates in the Blue Select network and is classified as a primary care practitioner (PCP) for office services.

Need help finding an in-network provider or have benefit questions? Visit us and register at Wellmark.com, refer to your coverage manual or call the Customer Service number on your ID card. 800-774-0384

| Health Plan Basics/Covered Benefits<br>When you receive these services you pay: | In-Network Benefit<br>PPO | Out-of-Network Benefit<br>NON-PPO |
|---|---|---|
| **Benefit Period Deductible**<br>Amount you pay in calendar year before benefits are available. PPO and Non PPO deductibles aggregate toward each other. Deductible amounts from previous 4th quarter will carry over to this benefit period deductible. | $1,000 Single<br>$2,000 Family | $2,000 Single<br>$4,000 Family |
| **Out-of-Pocket Maximum (OPM)**<br>Maximum amount you pay for covered services each calendar year. Your deductible and copayments apply to your OPM. Once your OPM is satisfied, most services are covered in-full through the end of the calendar year. | $3,000 Single<br>$6,000 Family | $6,000 Single<br>$12,000 Family |
| **Coinsurance** - Percentage of medical expenses you pay after the deductible is met, until you reach your out-of-pocket maximum. | 20% | 40% |
| **Emergency Services** (if admitted, see Facility Services)<br>Amount you pay for emergency room and related facility and practitioner services combined. Your copayment is taken once per practitioner per date of service, and applies to the OPM, and does not continue once OPM is met. | $150 Copayment | |
| **Office Services**<br>Amount you pay at the time you receive certain office services. Copayments for office related services are taken once per person per practitioner per date of service. Copayments apply to your Out of Pocket Maximum, and do not continue once OPM is met. | | OON Deductible Applies, followed by Coinsurance |
| <u>Primary Care Practitioner (PCP), Chiropractic, Mental Health/Chemical Dependency, Occupational Therapy (OT), Physical Therapy (PT) Visits, and Urgent Care Visits.</u><br>Primary care practitioners include: family and general practitioners, internal medicine practitioners, obstetricians/gynecologists, pediatricians, physician assistants, chiropractors, certain physical and occupational therapists, and advanced registered nurse practitioners. | $25 | |
| <u>Non-Primary Care Practitioner (Non-PCP) Visits</u><br>All other practitioners are non-primary care practitioners. | $50 | |
| **Lifetime Limits on Essential Benefits**<br>Essential benefits: a set of health care service categories defined as "essential" by the Affordable Care Act (ACA). Examples of a few ACA defined categories include: emergency services, hospitalization, maternity and newborn care, prescription drugs, and preventive and wellness services. | Unlimited | |
| **Preventive Care Services** (if provided by hospital, see Facility Services)<br>• Physical exam: one per benefit period; includes a separate gynecological exam.<br>• Immunizations (immunizations for travel are excluded)<br>• Mammogram: according to mandate*<br>• Pap smears<br>• Prostate screening<br>• Related x-ray and labs<br>• Smoking cessation consultation<br>• Well-child care to age 6 | Member cost share waived according to ACA preventive guidelines. | OON Deductible Applies, followed by Coinsurance |

**Important Notes and Disclosures**

This is a general description of coverage. It is not a statement of contract. Actual coverage is subject to terms and conditions specified in the coverage manual you will receive after you enroll and the enrollment regulations in force when the manual becomes effective. Certain exclusions and limitations apply. Wellmark is not providing any legal advice with regard to compliance with the requirements of the Affordable Care Act ("ACA") and Mental Health Parity and Addiction Equity Act ("MHPAEA"). Regulations and guidance on specific provisions of the ACA and MHPAEA have been and will continue to be provided by the U.S. Department of Health and Human Services ("HHS") and/or other agencies. The information provided reflects Wellmark's understanding of the most current information and is subject to change without further notice. Please note that plan benefits, rates, renewal rate adjustments, and rating impact calculations are subject to change and may be revised during a plan's rating period based on guidance and regulations issued by HHS or other agencies. Wellmark makes no representation as to the impact of plan changes on a plan's grandfathered status or interpretation or implementation of any other provisions of ACA or MHPAEA. Any questions about Wellmark's approach to the ACA or MHPAEA may be referred to your Wellmark account representative. **Wellmark will not determine whether coverage is discriminatory or otherwise in violation of Internal Revenue Code Section 105(h). Wellmark also will not provide any testing for compliance with Internal Revenue Code Section 105(h). Wellmark will not be held liable for any penalties or other losses resulting from any employer offering coverage in violation of section 105(h).**

| Covered Benefits<br>When you receive these services, you pay: | In-Network Benefit<br>PPO | Out-of-Network Benefit<br>NON-PPO |
|---|---|---|
| **Ambulance Services** | Deductible Followed by 20% Coinsurance | OON Deductible Applies, followed by 40% Coinsurance |
| **Contraceptives**<br>Injected and implanted contraceptives and contraceptive devices. (oral contraceptives are covered under your drug program, see Prescription Drug Summary)<br>• Office<br>• Facility | Member cost share waived according to ACA preventive guidelines; contraceptive drugs waived for tier 1 and some tier2 | |
| **Dental Treatment**<br>For accidental injury only, if completed within 6 months of the injury. | Deductible Followed by 20% Coinsurance | |
| **Facility Services** (deductible and coinsurance are waived for PPO preventive care)<br>• Inpatient hospital<br>• Outpatient hospital<br>• Nursing facility | | |
| **Home/Durable Medical Equipment** | | |
| **Home Health Care** (see allowable day/visit limits) | | |
| **Hospice Services** | | |
| **Independent Lab Services** | $25 PCP Copayment<br>$50 Non PCP Copayment | |
| **Maternity Care**<br>• Physician services<br>• Facility services | Deductible Followed by 20% Coinsurance | |
| **Mental Health/Chemical Dependency**<br>• Office Exams<br>• Inpatient / Outpatient Services | $25 Copay<br>Deductible Followed by 20% Coinsurance | |
| **Physician Services** (deductible and coinsurance are waived for preventive care)<br>• Inpatient facility care<br>• Outpatient facility care | Deductible Followed by 20% Coinsurance | |
| **TMD/TMJ Services**<br>Is covered except for dental restorations/extractions, and orthodontic treatment. | | |
| **Prescription Drugs**<br>Covered under Blue Rx Value Plus℠ prescription drug program. Please refer to your drug plan benefit summary for more information. | | |

| | |
|---|---|
| **Balance Billing**<br>Balance billing is when a NON PPO (out of network) provider charges you for the difference between what the provider charges for the service overall and what Wellmark allows according to your health insurance plan (allowed amount). You may see this amount called "Amount Not Covered" on your Explanation of Benefits (EOB). This amount over and above the allowed amount will NOT apply toward your annual OPM. | |
| **Care Outside South Dakota – BlueCard® program**<br>Provides coverage nationwide by using providers of the Blue Cross and/or Blue Shield plan in the area where you receive services. You must use an in-network (PPO) provider to receive the highest benefit level. | |
| ***Out-of-Network Emergency Services**<br>Covered emergency services for medical conditions that a prudent layperson expects would otherwise result in death, permanent disability, or severe pain will be reimbursed as though services were received from a participating provider. You are responsible for any excess of the provider's billed charge over our settlement amount (Balance Billing). | |
| **Other Allowable Lifetime Limits**<br>Maximum amount each covered family member is eligible to receive under this plan, for non-essential covered services, in his/her lifetime. | **Bariatric/Morbid Obesity**- related surgery, including but not limited to panniculectomy or other body contouring procedures - not covered.<br>**Cost of Blood** – not covered.<br>**Reversal of Voluntary Sterilization**—not covered.<br>**Hearing Exams/Aids** – not covered.<br>**Hospice Respite** – Limited to 15 days inpatient/15 days outpatient per lifetime.<br>***Mammograms** – according to Mandate:<br>• age 35-39: one base mammogram<br>• age 40-49: one mammogram every two years<br>• 50 years of age and older: one mammogram every year<br>**Infertility** – Does not include artificial insemination, in-vitro fertilization, or other transfer procedures. Treatment and prescriptions drugs for infertility are no longer covered once a transfer procedure is performed.<br>**Routine Vision Exams** – not covered.<br>**Virtual Colonoscopies** – not covered. |
| **Other Allowable Day/Visit Limits** | **Home Health Care** – Limited to 90 days per benefit period.<br>**Nursing Facility Care** – Limited to 30 days per benefit period.<br>**Surgical Removal of Impacted Teeth** – not covered. |

Reviewed 8/8/13

# BlueRx Value Plus℠

## GREAT WESETERN BANK

**Three-Tier Non-Grandfathered**

**Customer Service Phone Hours are 8:00 a.m. to 5:00 p.m. CT**
**Call: 1-800-774-0384**

With your Blue Rx Value Plus three-tier plan, you get convenient access to a large pharmacy network that includes both national retail chains and independent pharmacies.

*To search for a network pharmacy in your area, go to Wellmark.com > Find a Doctor or Hospital > Pharmacies.*

You are enrolled in a prescription drug plan that uses a tiered formulary. How much you pay for a prescription drug depends on the drug's placement on the formulary. Factors that affect a drug's placement on the formulary include the drug's usage, cost and effectiveness. You are only covered for drugs listed on the Wellmark Blue Rx Value Plus Drug List. If a drug is not on this list, then it is not covered. *To search the Blue Rx Value Plus Drug List, go to the Member Link on Wellmark.com > Wellmark Drug List > select Blue Rx Value Plus* at the bottom of the page.

Generally, you'll pay less for drugs on lower tiers and more for drugs on higher tiers.

| | Tier 1 $<br>Includes most generics & select branded drugs | Tier 2 $$<br>Preferred drugs | Tier 3 $$$<br>Non-Preferred drugs | Preferred Specialty Drugs | Non Preferred *Specialty Drugs |
|---|---|---|---|---|---|
| Retail<br>(30-90 day supply)<br>One copay per 30 days<br>Mail Order<br>(90-day supply) | $10 | $35 | $65 | $100<br>(30-day supply only) | $250<br>(30-day supply only) |
| | | | | | |
| RX OPM<br>Separate from Health | $3,000 single<br>$6,000 family | | | | |

Visit Wellmark.com for additional prescription drug information. Once enrolled, register for myWellmark on Wellmark.com to access your prescription drug plan information.

### Definitions

- **Tier 1:** Most affordable drugs. Includes most generics and select branded drugs.
- **Tier 2:** Drugs are listed as preferred because they have been proven to be effective and favorably prices compared to other drugs that treat the same condition.
- **Tier 3:** non-preferred drugs have not been found to be any more cost effective than available generics or preferred brands. Members will pay the most out of pocket for medications under this tier.
- ***Specialty Pharmacy:** Some high cost or complex medications must be filled by select specialty pharmacies. Go to Wellmark.com to learn about the specialty pharmacy providers and how to use their services. Specialty medications are limited to 30-day supply. HyVee Specialty Pharmacy or CVS/caremark Specialty Pharmacy
- **Retail:** This is a local neighborhood or chain store pharmacy. Your plan only covers prescriptions filled at network pharmacies.
- **Mail Order:** Medications that you take regularly (maintenance) can be delivered to your doorstep.

You will pay your copayment amount each time you purchase a drug. For some drugs, the pharmacy's charge or the negotiated discount (maximum allowable fee) may be less than your copayment amount. Your payment obligation will always be the lowest of these three amounts.

Any time you obtain a Tier 2, Tier 3 drug when an equivalent generic drug is available, you are responsible for your copayment amount for the equivalent generic drug plus any remaining cost difference up to the maximum allowable fee for the brand-name drug, except when the provider writes "Dispense as Written" (in this case, the member pays only the appropriate payment application).

   Reviewed 10/22/2015  Covered Services  Most prescription drugs that bear the legend, “Caution, Federal Law prohibits dispensing without a prescription”  Contraceptives are covered at no member cost share for Tier 1 and some Tier 2 drugs  Drugs dispensed by a pharmacist from a licensed retail pharmacy  Prescription drugs that are prescribed by a practitioner legally authorized to prescribe  Insulin and these insulin supplies: needles, syringes, test strips, and lancets  Specialty drugs, typically administered by the member; limited to a 30-day supply per copayment, when obtained through the Specialty Pharmacy Program; see Specialty Drug List on www.wellmark.com  Immunizations and vaccines that are covered under health are also covered when administered at a pharmacy.  Tobacco cessation drugs including over-the-counter products with Script*  Certain preventive drugs, immunizations and vaccines, as recommended by the U.S. Preventive Services Task Force, will be covered at no member cost share  Prenatal vitamins Non-Covered Drugs and Services  Contraceptive devices (implants, injections, devices and related services are covered under the health plan)  Drugs NOT listed on Blue Rx Value Plus formulary  Drugs purchased from a NON participating pharmacy  Drugs lost, stolen, damaged or used inappropriately  NON FDA approved drugs  Cosmetic drugs  Drugs determined to be abused or otherwise misused by you  Drugs that require a prescription by state law but not federal law  Infertility drugs  Investigational or experimental drugs  Irrigation solutions and supplies  Nutritional supplements  Over-the-counter products including nutritional dietary supplements (Includes smoking cessation* )  Self-help or self-cure programs  Therapeutic devices or medical appliances  Weight-reduction drugs * SMOKING CESSATION - Retail drugs covered under the prescription drug program, the following is covered as part of the ACA preventive care with NO member cost share: Two tobacco cessation attempts (90 days each or 180 days’ supply total) per benefit period, including FDA-approved tobacco cessation medications – prescription and over-the-counter drugs (OTC) prescribed by a health care provider. On and after the 181st day, current group benefits for these drugs will apply. This means that cost share will again be applied and OTC drugs are no longer covered. How to stretch your dollar at the pharmacy. And everyone else’s. Your health care choices affect your out-of-pocket costs. What you may not realize is how your decisions also impact the cost of insurance for others on your plan. By being drug smart, you can help to keep costs down for everyone.  Ask for Generics: generic drugs provide the same treatment, but they typically cost must less. When a doctor writes you a prescription, your pharmacist is usually allowed to substitute a generic version in its place.  Know when to get approval in advance. Certain drugs require your doctor to get approval before they are covered.  Understand copay logic. Copay logic “does the math” at the pharmacy counter so you always pay the lowest point-of-sale price for your prescription.     Drug Quantities Retail and Mail Order Non-Maintenance: 30-day supply for one payment Retail & Mail Order Maintenance: 90-day supply for 3 payments Specialty: 30-day supply for one payment when purchased through one of our Specialty Pharmacies-   Important Notes and Disclosures  This is a general description of coverage. It is not a statement of contract. Actual coverage is subject to terms and conditions specified in the coverage manual you will  receive after you enroll and the enrollment regulations in force when the manual becomes effective. Certain exclusions and limitations apply.    Wellmark is not providing any legal advice with regard to compliance with the requirements of the Affordable Care Act ("ACA") and Mental Health Parity and  Addiction Equity Act ("MHPAEA"). Regulations and guidance on specific provisions of the ACA and MHPAEA have been and will continue to be provided by the U.S.  Department of Health and Human Services ("HHS") and/or other agencies. The information provided reflects Wellmark's understanding of the most current  information and is subject to change without further notice. Please note that plan benefits, rates, renewal rate adjustments, and rating impact calculations are subject  to change and may be revised during a plan’s rating period based on guidance and regulations issued by HHS or other agencies. Wellmark makes no representation as  to the impact of plan changes on a plan's grandfathered status or interpretation or implementation of any other provisions of ACA or MHPAEA. Any questions about  Wellmark's approach to the ACA or MHPAEA may be referred to your Wellmark account representative.

% Paid by Delta Dental 100% Check-Ups and Routine Teeth Cleaning (Diagnostic and Preventive Services) - Routine examinations - two per coverage year. - Routine dental cleaning (prophylaxis) - two per coverage year. - Bitewing x-rays - two per coverage year up to age 19, and once per coverage year age 19 and over. - Full mouth/panoramic x-rays - one in any five-year interval. - Fluoride applications - two per coverage year up to age 19. - Space maintainers, fixed (band type) on primary posterior teeth up to age 14. - Dental sealants - once for unrestored 1st and 2nd permanent molars of children up to age 16. 80% Cavity Repair/Fillings and Tooth Extractions (Routine and Restorative Services) - Pre-formed or stainless steel restorations and restorations such as silver (amalgam) fillings, and tooth-colored (composite) fillings. If a tooth-colored filling is used to restore back (posterior) teeth, benefits are limited to the amount paid for a silver filling. - Extractions and other oral surgery. - Emergency treatment for relief of pain. 80% Root Canals (Endodontics) and Gum and Bone Diseases (Periodontics) - Root canals. - Treatment of diseases of the tissues supporting the teeth. 60%* Crowns, Bridges, Dentures, and Dental Implants (Major Services) - Crowns when teeth cannot be restored with another filling material. - Prosthetics - bridges, partial dentures, complete dentures, and dental implants. 60%* Braces (Orthodontics) - Treatment necessary for the proper alignment of teeth. Lifetime Orthodontic Benefit: $1,500 per person Deductible: $35 per person per coverage year not to exceed $100 per family. The deductible does not apply to diagnostic, preventive or orthodontic services. Annual Maximum Benefit: $1,500 per person per coverage year. All services (except Braces) are subject to the annual maximum benefit and will not be paid if your annual maximum benefit has been reached. Coverage Year: January - December New employees will be eligible on the first day of the month following employment. Dependent children are covered to age 19. Unmarried dependent children who are full-time students are covered to age 25. *One year wait for coverage. See other side for additional benefits. 9/15 Delta Dental of South Dakota Group #2569 Great Western Bank Summary of Benefits (Please refer to the handbook for more detailed benefits)

Smile Smart for Your Health If you or someone on your dental policy has any of the following health conditions, you/they are eligible for additional benefits (per coverage year) through our Smile Smart for Your Health program. Cleanings can either be a general (prophylaxis) cleaning or a periodontal maintenance cleaning except where noted.  Gum (periodontal) disease (4 cleanings*, 2 applications of fluoride varnish)  Diabetes (4 cleanings*)  Pregnancy (1 additional cleaning (prophylaxis only) during the time of pregnancy)  High-risk cardiac conditions (4 cleanings*)  Kidney failure or undergoing dialysis (4 cleanings*)  Undergoing cancer-related chemotherapy and/or radiation (4 cleanings*, 2 applications of fluoride varnish)  Suppressed immune systems (4 cleanings*, 2 applications of fluoride varnish)  At risk for oral cancer (brush biopsy test for early detection of oral cancer/precancerous cells) Let your dentist know and he/she will note the condition on your claim form. If you have questions regarding this program call customer service at 1-877-841-1478. * Periodontal maintenance cleanings are covered under the “Root Canals and Gum and Bone Diseases” category, not the “Check-Ups and Routine Teeth Cleaning” category. Your dentist may or may not charge for exams related to added periodontal maintenance or cleanings. The additional exams are not covered.

Get the best in eyecare and eyewear with Great Western Bank and VSP® Vision Care. 800.877.7195

# Your VSP Vision Benefits Summary

**Effective 01/01/2016**

**Great Western Bank & Affiliates** and VSP provide you with a choice of affordable vision plans—choose the plan that's right for you.

## Standard Coverage
(with VSP Providers)

VSP Provider Network .......................... VSP Choice

**WellVision Exam®** focuses on your eye health and overall wellness
$10 copay ................................. every calendar year

**Prescription Glasses**
$25 copay
Lenses ..................................... every calendar year
- Single vision, lined bifocal, lined trifocal lenses
- Polycarbonate lenses for dependent children
- Average 20%-25% savings on other lens enhancements

Frame .............................. every other calendar year
- $150 allowance for a wide selection of frames
- $170 allowance for featured frame brands
- 20% savings on the amount over your allowance

**–OR–**

**Contact Lens (Instead of Glasses)**.....every calendar year
- Up to $150 allowance for contacts and contact lens exam (fitting and evaluation) (fitting and evaluation)
- 15% off contact lens exam (fitting and evaluation)

**Your Monthly Contribution**

| | |
|---|---|
| Employee only | $7.48 |
| Employee + spouse | $14.95 |
| Employee + child(ren) | $16.00 |
| Employee + family | $25.55 |

## Premium Coverage
(with VSP Providers)

VSP Provider Network........................... VSP Choice

**WellVision Exam®** focuses on your eye health and overall wellness
$10 copay.................................. every calendar year

**Prescription Glasses**
$25 copay
Lenses....................................... every calendar year
- Single vision, lined bifocal, lined trifocal lenses
- Polycarbonate lenses for dependent children
- Average 20%-25% savings on other lens enhancements

Frame.................................... **every calendar year**
- $150 allowance for a wide selection of frames
- $170 allowance for featured frame brands
- 20% savings on the amount over your allowance

**–OR–**

**Contact Lens (Instead of Glasses)**....every calendar year
- Up to **$200** allowance for contacts and contact lens exam (fitting and evaluation)
- 15% off contact lens exam (fitting and evaluation)

**Your Monthly Contribution**

| | |
|---|---|
| Employee only | $12.46 |
| Employee + spouse | $24.92 |
| Employee + child(ren) | $26.81 |
| Employee + family | $42.79 |

## Your Coverage with Out-of-Network Providers

Visit vsp.com for details, if you plan to see a provider other than a VSP network provider.

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Exam | $45 | Single Vision Lenses | $30 | Lined Bifocal Lenses | $50 | Contacts | $105 |
| Frame | $70 | Lined Trifocal Lenses | $65 | Progressives | $50 | | |

## Extra Savings (applies to both plans)

**Glasses and Sunglasses**
- 20% savings on additional glasses and sunglasses, including lens enhancements, from any VSP provider within 12 months of your WellVision Exam

**Laser Vision Correction**
- Average 15% off the regular price or 5% off the promotional price, discounts only available from contracted facilities

**Contacts**
- 15% savings on a contact lens exam (fitting and evaluation)

[1] Brands/Promotion subject to change.
Coverage information is subject to change. In the event of a conflict between this information and your organization's contract with VSP, the terms of the contract will prevail. Based on applicable laws, benefits may vary by location.

©2014 Vision Service Plan. All rights reserved.
VSP, VSP Vision care for life, and WellVision Exam are registered trademarks of Vision Service Plan. Flexon is a registered trademark of Marchon Eyewear, Inc. All other brands are trademarks or registered trademarks of their respective owners.

JOB#14061CM 08/14

Enrollment at a Glance Basic Term Life and Accidental Death & Dismemberment (AD&D) Insurance Great Western Bank What is Life Insurance? Life insurance provides basic protection for your loved ones if you should pass away. The loss of your income could create immediate financial hardship and lifestyle changes for your family. Life insurance helps assure your family can maintain financial security and meet financial obligations. Great Western Bank provides Group Term Life and Accidental Death & Dismemberment (AD&D) insurance at no cost as part of their benefit package. Eligibility All active employees working at least 30 or more hours per week. Employee Term Life and AD&D 2 times annual salary to a maximum of $300,000. Coverage is rounded to the next higher $1,000. Age Reduction Schedule Benefit amount reduces to 50% of original coverage at age 75. Waiver of Premium Included Accelerated Death Benefit Included Conversion Privilege Included AD&D Enhancements Included Great Western Bank also provides Dependent Life and AD&D insurance on eligible dependents at no cost as part of their benefit package. Eligibility All active employees working at least 30 or more hours per week. Dependent Term Life and AD&D Spouse = $5,000 Child(ren) 14 days to age 23 if full-time student = $2,500 Age Reduction Schedule Benefits terminate at Spouse age 70. Conversion Privilege Included AD&D Enhancements Included This is a summary of benefits only. A complete description of benefits, limitations, exclusions and termination of coverage will be provided in the certificate of coverage. All coverage is subject to the terms and conditions of the group policy. Insurance products and services are provided by ReliaStar Life Insurance Company, a member of the Voya family of companies. Policy form LP00GP. Group #67810-4, Acct #0001, 10/25/2012

# Enrollment at a Glance

## Personal Accident Insurance

## Great Western Bank

**Take advantage of insurance offered at your workplace.
It's convenient and affordable.**

| Employee Only Personal Accident Insurance Option | |
|---|---|
| For You | $10,000 to $500,000 in $10,000 increments, not to exceed 10 times annual salary.<br><br>Benefit amounts reduce to 50% of original coverage at age 75. |
| Eligibility | All active employees working 30+ hours per week. |
| Coverage Available without Health Questions | Personal Accident Insurance coverage is offered to you without having to answer questions related to your health. |
| Monthly Cost For Employee Only Coverage | $0.02 Per $1,000 of Coverage. |
| Monthly Cost Calculation | Example: $100,000 employee election<br>$100,000 / $1,000 = $100 (x) $0.02 = $2.00 Monthly Cost |

| Family Personal Accident Insurance Option | |
|---|---|
| For You | $10,000 to $500,000 in $10,000 increments, not to exceed 10 times salary.<br><br>Benefit amounts reduce to 50% of original coverage at age 75. |
| For Your Dependent Spouse | Amount will equal your Employee Personal Accident Insurance election.<br><br>Benefit terminates at Spouse age 70. |
| For Your Dependent Child(ren) | Amount will equal your Employee Personal Accident Insurance election on your children age 14 days to age 19, or age 25 if a full-time student, up to a $20,000 maximum.<br><br>Contact your employer if you have questions about the definition of "child" for your plan. |
| Eligibility | All active employees working 30+ hours per week. |
| Monthly Cost For Family Coverage | $0.03 Per $1,000 of Employee's Personal Accident Insurance Coverage. |
| Monthly Cost Calculation | Example: $100,000 employee election<br>$100,000 / $1,000 = $100 (x) $0.03 = $3.00 Monthly Cost |

RETIREMENT | INVESTMENTS | INSURANCE

VOYA FINANCIAL

Personal Accident Insurance Coverage Exclusions (may vary by state) No benefit is paid for loss directly or indirectly caused by any of the following: • Suicide or intentionally self-inflicted injury, while sane or insane. • Physical or mental illness. • Bacterial infection or bacterial poisoning. Exception: Infection from a cut or wound caused by an accident. • Riding in or descending from an aircraft as a pilot or crew member. • Any armed conflict, whether declared as war or not, involving any country or government. • Injury suffered while in the military service for any country or government. • Injury which occurs while committing or attempting to commit a crime. • Use of any drug, narcotic or hallucinogenic agent:  Unless prescribed by a doctor;  Which is illegal; or  Not taken as directed by a doctor or the manufacturer. • The insured person’s intoxication. Intoxication means an individual’s blood alcohol content meets or exceeds the legal presumption of intoxication under the laws of the state where the accident occurred. This is a summary of benefits only. A complete description of benefits and limitations will be provided in the certificate of coverage. All coverage is subject to the terms and conditions of the group policy. To keep coverage in force, premiums are payable up to the date of coverage termination. Insurance products and services are provided by ReliaStar Life Insurance Company, a member of the Voya family of companies. Policy form HP09GP. Group #67810-4, Acct #0001, 10/25/2012

Enrollment at a Glance Supplemental Group Term Life Insurance Great Western Bank Take advantage of insurance offered at your workplace. It’s convenient and affordable. Life Insurance provides basic protection for your loved ones if something happens to you. While many U.S. households have life insurance, the average amount of coverage is often inadequate to meet family needs or pay off debt. Taking advantage of life insurance coverage offered by Great Western Bank can be an important part of your financial security. Eligible employees may apply for more coverage in the Supplemental Group Term Life Insurance program. Supplemental Group Term Life Insurance Coverage Options For You $10,000 to $300,000 in $10,000 increments. For Your Dependent Spouse $5,000 to $150,000 in $5,000 increments. Spouse coverage is limited to 50% of the employee’s coverage amount. For Your Dependent Children $250 on your children age 14 days but less than 6 months; Choice of $5,000 or $10,000 for children age 6 months to age 19 or age 25 if a full-time student. Employee Supplemental Life Insurance Eligibility All active employees working 30+ hours per week. Coverage Available without Health Questions (Guaranteed Issue) When you are initially eligible for coverage, you are guaranteed up to $150,000 if you are under age 70; to $20,000 if you are age 70 to 75; the Guarantee Issue Offer is not available if you are age 75 or older. Proof of Good Health Proof of good health is required if you are applying for more than the guarantee issue (GI) limit of $150,000 ($20,000 if you are age 70 to 75) or if your application is submitted more than 31 days after you become eligible for Supplemental Life coverage. If you are age 75 or older, proof of good health is required on your full election. Age Reductions Benefit amount reduces to 50% of original coverage at age 75.

| Employee Age Rate based on your age as of each January 1 | Monthly Cost per $10,000 of Coverage |
|---|---|
| Under 30 | **$0.50** |
| 30-34 | **$0.70** |
| 35-39 | **$0.80** |
| 40-44 | **$0.90** |
| 45-49 | **$1.30** |
| 50-54 | **$2.00** |
| 55-59 | **$3.70** |
| 60-64 | **$5.60** |
| 65-70 | **$10.80** |
| 70-74 | **$17.50** |
| 75 and over | **$43.80** |

.

## Dependent Spouse Supplemental Life Insurance

If you are covered for Employee Supplemental Life, you may apply for Dependent Spouse Life coverage.

| | |
|---|---|
| Coverage Available without Health Questions (Guarantee Issue Offer) | When you are initially eligible for coverage, you are guaranteed up to $50,000 of Dependent Spouse Life coverage if your spouse is under age 60. The Guarantee Issue Offer is not available if your spouse is age 60 or older. |
| Proof of Good Health | Proof of good health is required if you are applying for more than the guarantee issue (GI) limit of $50,000 or if your application is submitted more than 31 days after you become eligible for Dependent Spouse Life coverage. |
| Age Reduction | Benefit amount reduces to 65% of original coverage at spouse age 65. Benefits terminate at spouse age 70. |

| Spouse Supplemental Life Insurance *Rate based on your spouse's age as of each January 1 | |
|---|---|
| **Spouse Age** | **Monthly Cost per $5,000 of Coverage** |
| Under 30 | **$0.25** |
| 30-34 | **$0.35** |
| 35-39 | **$0.40** |
| 40-44 | **$0.45** |
| 45-49 | **$0.65** |
| 50-54 | **$1.00** |
| 55-59 | **$1.85** |
| 60-64 | **$2.80** |
| 65-69 | **$5.40** |

RETIREMENT | INVESTMENTS | INSURANCE

VOYA FINANCIAL

Dependent Children Supplemental Life Insurance If you are covered for Employee Supplemental Life, you may apply for Dependent Children Life coverage. Coverage Levels Monthly Cost $5,000 each child $1.00 $10,000 each child $2.00 • When you are initially eligible for Dependent Children Life coverage, you can elect it without providing proof of good health on your children. • Contact your employer if you have questions about the definition of “child” for your plan. • The amount of coverage elected is for all eligible children for one low payroll deduction. All rates are guaranteed through 12/31/2015. This is a summary of benefits only. A complete description of benefits, limitations, exclusions and termination of coverage will be provided in the certificate of coverage. All coverage is subject to the terms and conditions of the group policy. To keep coverage in force, premiums are payable up to the date of coverage termination. Insurance products and services are provided by ReliaStar Life Insurance Company, a member of the Voya family of companies. Policy form LP00GP (may vary by state). Group #67810-4, Acct #0001, 3/3/2015

Enrollment at a Glance Long Term Disability Income (LTD) Insurance Great Western Bank If you are disabled (as defined in the certificate) and unable to work due to illness or injury, after a specified waiting period, disability income insurance provides you monthly benefit payments which are a percentage of your salary. At the same time, ReliaStar Life Insurance Company, a member of the Voya family of companies, is working closely with you and your physicians during recovery, helping you to recuperate and make the transition back to work. Eligibility All active full-time benefits eligible employees working 30 or more hours per week. Monthly Benefit 60% of base wages Maximum Monthly Benefit $10,000 Minimum Monthly Benefit $100 or 10%, whichever is greater Elimination Period 90 calendar days within a calendar year Accumulation of Elimination Period Included Maximum Period Payable Social Security Normal Retirement Age* Own Occupation Period 24 months Partial Disability Included Work Incentive Benefit 12 months Survivor Benefit 3 months gross monthly benefit Pre-Existing Conditions Limitation Included Vocational Rehabilitation Benefit Included Recurrent Disability Included Waiver of Premium Included Policyholder Contribution 100% *For a disability which begins before you reach age 60, the Maximum Period of Payment will be until the Social Security Normal Retirement Age (SSNRA) as shown in the following table: Year of Birth Social Security Retirement Age (SSNRA)* Before 1938……………………... 65 years 1938……………………………… 65 years and 2 months 1939……………………………… 65 years and 4 months 1940……………………………… 65 years and 6 months 1941……………………………… 65 years and 8 months 1942……………………………… 65 years and 10 months 1943-1954……………………….. 66 years 1955……………………………… 66 years and 2 months 1956……………………………… 66 years and 4 months 1957……………………………… 66 years and 6 months 1958……………………………… 66 years and 8 months 1959……………………………… 66 years and 10 months After 1959……………………….. 67 years See Reverse Side for Additional Information

For a disability which starts on or after you reach age 60, the Maximum Period of Payment will be determined according to the following table: Age When Disability Begins Maximum Period of Payment 60…………………………………. 60 months or to SSNRA*, whichever is greater 61…………………………………. 48 months or to SSNRA*, whichever is greater 62…………………………………. 42 months or to SSNRA*, whichever is greater 63…………………………………. 36 months or to SSNRA*, whichever is greater 64…………………………………. 30 months or to SSNRA*, whichever is greater 65…………………………………. 24 months 66…………………………………. 21 months 67…………………………………. 18 months 68…………………………………. 15 months 69 and over..……………………. 12 months *Age at which you are entitled to unreduced Social Security Benefits based on the Social Security Amendments of 1983. Note that all benefits are subject to change. This is a summary of benefits only. A complete description of benefits and limitations will be provided in the certificate of coverage, Underwritten by ReliaStar Life Insurance Company, a member of the Voya family of companies. Policy form HP13GP. Group #67810-4, Acct #0001, 10/25/2012

Great Western Bank
Making Life Great

# 2016 Payroll Dates

## JANUARY

| S | M | T | W | T | F | S |
|---|---|---|---|---|---|---|
| | | | | | ~~1~~ | 2 |
| 3 | 4 | 5 | 6 | 7 | 8 | 9 |
| 10 | 11 | 12 | 13 | 14 | **15** | 16 |
| 17 | ~~18~~ | 19 | 20 | 21 | 22 | 23 |
| 24 | 25 | 26 | 27 | 28 | **29** | 30 |
| 31 | | | | | | |

## FEBRUARY

| S | M | T | W | T | F | S |
|---|---|---|---|---|---|---|
| | 1 | 2 | 3 | 4 | 5 | 6 |
| 7 | 8 | 9 | 10 | 11 | **12** | 13 |
| 14 | 15 | 16 | 17 | 18 | 19 | 20 |
| 21 | 22 | 23 | 24 | 25 | **26** | 27 |
| 28 | 29 | | | | | |

## MARCH

| S | M | T | W | T | F | S |
|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 4 | 5 |
| 6 | 7 | 8 | 9 | 10 | **11** | 12 |
| 13 | 14 | 15 | 16 | 17 | 18 | 19 |
| 20 | 21 | 22 | 23 | 24 | **25** | 26 |
| 27 | 28 | 29 | 30 | 31 | | |

## APRIL

| S | M | T | W | T | F | S |
|---|---|---|---|---|---|---|
| | | | | | 1 | 2 |
| 3 | 4 | 5 | 6 | 7 | **8** | 9 |
| 10 | 11 | 12 | 13 | 14 | 15 | 16 |
| 17 | 18 | 19 | 20 | 21 | **22** | 23 |
| 24 | 25 | 26 | 27 | 28 | 29 | 30 |

## MAY

| S | M | T | W | T | F | S |
|---|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | **6** | 7 |
| 8 | 9 | 10 | 11 | 12 | 13 | 14 |
| 15 | 16 | 17 | 18 | 19 | **20** | 21 |
| 22 | 23 | 24 | 25 | 26 | 27 | 28 |
| 29 | ~~30~~ | 31 | | | | |

## JUNE

| S | M | T | W | T | F | S |
|---|---|---|---|---|---|---|
| | | | 1 | 2 | **3** | 4 |
| 5 | 6 | 7 | 8 | 9 | 10 | 11 |
| 12 | 13 | 14 | 15 | 16 | **17** | 18 |
| 19 | 20 | 21 | 22 | 23 | 24 | 25 |
| 26 | 27 | 28 | 29 | 30 | | |

## JULY

| S | M | T | W | T | F | S |
|---|---|---|---|---|---|---|
| | | | | | **1** | 2 |
| 3 | ~~4~~ | 5 | 6 | 7 | 8 | 9 |
| 10 | 11 | 12 | 13 | 14 | **15** | 16 |
| 17 | 18 | 19 | 20 | 21 | 22 | 23 |
| 24 | 25 | 26 | 27 | 28 | **29** | 30 |
| 31 | | | | | | |

## AUGUST

| S | M | T | W | T | F | S |
|---|---|---|---|---|---|---|
| | 1 | 2 | 3 | 4 | 5 | 6 |
| 7 | 8 | 9 | 10 | 11 | **12** | 13 |
| 14 | 15 | 16 | 17 | 18 | 19 | 20 |
| 21 | 22 | 23 | 24 | 25 | **26** | 27 |
| 28 | 29 | 30 | 31 | | | |

## SEPTEMBER

| S | M | T | W | T | F | S |
|---|---|---|---|---|---|---|
| | | | | 1 | 2 | 3 |
| 4 | ~~5~~ | 6 | 7 | 8 | **9** | 10 |
| 11 | 12 | 13 | 14 | 15 | 16 | 17 |
| 18 | 19 | 20 | 21 | 22 | **23** | 24 |
| 25 | 26 | 27 | 28 | 29 | 30 | |

## OCTOBER

| S | M | T | W | T | F | S |
|---|---|---|---|---|---|---|
| | | | | | | 1 |
| 2 | 3 | 4 | 5 | 6 | **7** | 8 |
| 9 | 10 | 11 | 12 | 13 | 14 | 15 |
| 16 | 17 | 18 | 19 | 20 | **21** | 22 |
| 23 | 24 | 25 | 26 | 27 | 28 | 29 |
| 30 | 31 | | | | | |

## NOVEMBER

| S | M | T | W | T | F | S |
|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | **4** | 5 |
| 6 | 7 | 8 | 9 | 10 | ~~11~~ | 12 |
| 13 | 14 | 15 | 16 | 17 | **18** | 19 |
| 20 | 21 | 22 | 23 | ~~24~~ | 25 | 26 |
| 27 | 28 | 29 | 30 | | | |

## DECEMBER

| S | M | T | W | T | F | S |
|---|---|---|---|---|---|---|
| | | | | 1 | **2** | 3 |
| 4 | 5 | 6 | 7 | 8 | 9 | 10 |
| 11 | 12 | 13 | 14 | 15 | **16** | 17 |
| 18 | 19 | 20 | 21 | 22 | 23 | 24 |
| 25 | ~~26~~ | 27 | 28 | 29 | **30** | 31 |

Holiday - Bank Closed

Payroll Date - Salaried Employees are paid current. Hourly Employees are paid in arrears.

2016 Holiday Schedule All Great Western Bank locations will be closed in observance of the following holidays. Holiday Date Observed New Year’s Day Friday, January 1st Martin Luther King, Jr. Monday, January 18th Memorial Day Monday, May 30th Independence Day Monday, July 4th Labor Day Monday, September 5th Veterans Day Friday, November 11th Thanksgiving Day Thursday, November 24th Christmas Day Monday, December 26th

No Offer or Solicitation. This communication is not a solicitation of a proxy from any stockholder of HF Financial and is not a substitute for the proxy statement/prospectus that will be sent to the stockholders of HF Financial in connection with the proposed merger. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of any applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. Important Additional Information and Where to Find It. In connection with the Agreement and Plan of Merger by and between Great Western and HF Financial, Great Western filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that contains a proxy statement of HF Financial and a prospectus of Great Western, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF HF FINANCIAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT WESTERN, HF FINANCIAL AND THE PROPOSED TRANSACTION. The Registration Statement, including the proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Great Western and HF Financial with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Documents filed by Great Western with the SEC, including the Registration Statement, may also be obtained free of charge from Great Western’s website (www.greatwesternbank.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to Great Western’s Investor Relations contact, David Hinderaker at david.hinderaker@greatwesternbank.com. Documents filed by HF Financial with the SEC may also be obtained free of charge from HF Financial's website (www.homefederal.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to HF Financial's Investor Relations contact, Pamela F. Russo at prusso@homefederal.com. Great Western, HF Financial, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of HF Financial, in connection with the proposed merger transaction. Information about the directors and executive officers of Great Western is available in Great Western’s definitive proxy statement for its 2016 annual meeting of stockholders as filed with the SEC on January 4, 2016, and other documents subsequently filed by Great Western with the SEC. Information about the directors and executive officers of HF Financial, is available in HF Financial’s definitive proxy statement, for its 2015 annual meeting of stockholders as previously filed with the SEC on October 16, 2015. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement and including the proxy statement/prospectus, and other relevant documents regarding the transaction filed with the SEC when they become available. Participants in the Solicitation Great Western, HF Financial Corp., and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of HF Financial Corp., in connection with the proposed merger transaction. Information about the directors and executive officers of Great Western is available in Great Western’s definitive proxy statement for its 2016 annual meeting of stockholders as previously filed with the SEC on January 4, 2016, and other documents subsequently filed by Great Western with the SEC. Information about the directors and executive officers of HF Financial Corp., is available in HF Financial Corp.’s definitive proxy statement, for its 2015 annual meeting of stockholders as previously filed with the SEC on October 16, 2015. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement and including the proxy statement/prospectus, and other relevant documents regarding the transaction filed with the SEC when they become available.

Forward-Looking Statements This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond GWB’s and HF Financial Corp’s control. Statements in this document regarding Great Western, HF Financial Corp. and the proposed merger that are forward- looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Great Western and HF Financial Corp. In particular, projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Great Western or HF Financial Corp. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions; the effects of governmental regulation of the financial services industry; industry consolidation; technological developments and major world news events. For more discussion of important risk factors that may materially affect Great Western and HF Financial Corp., please see the risk factors contained in Great Western’s Annual Report on Form 10-K for its fiscal year ended September 30, 2015, HF Financial Corp’s Annual Report on Form 10-K for its fiscal year ended June 30, 2015, and Great Western’s Form S-4 Registration Statement filed on March 3, 2016, each of which are on file with the SEC and available through the SEC’s website at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Great Western, HF Financial Corp. or the combined company. None of Great Western nor HF Financial Corp. assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.